UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in its Charter)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Private Placement of Class B Ordinary Shares and Grant of Options

On October 23, 2026, CBL International Limited (the “Company”) entered into a share purchase agreement with each of Berjaya Shipping Limited and Turcom International Limited (each, a “Purchaser” and together, the “Purchasers,” and each such agreement, a “Purchase Agreement”). Under the Purchase Agreements, the Company agreed to issue and sell to the Purchasers, in a private placement (the “Private Placement”), an aggregate of 400,000 Class B ordinary shares of the Company, par value US$0.0013 per share (the “Class B Ordinary Shares”), at a purchase price of US$2.12 per share (the “Subscription Price”), representing a 30% discount of the average closing price of the Company’s Class B Ordinary Shares over a three-trading-day pricing period ending on October 21, 2026. Each Purchaser purchased 200,000 Class B Ordinary Shares. The aggregate gross proceeds to the Company from the sale of the Class B Ordinary Shares are US$848,000, before deducting offering expenses. The closing of the Private Placement occurred on October 23, 2026.

In consideration of its subscription of the Class B Ordinary Shares, and without additional payment, the Company granted each Purchaser an option (each, an “Option”) to subscribe for up to 100,000 additional Class B Ordinary Shares (the “Option Shares”), or an aggregate of up to 200,000 Option Shares for both Purchasers. The Options have an exercise price of US$3.18 per share, representing a 50% premium on the Subscription Price. Each Option may be exercised for cash, in whole or in part, at any time during the nine-month period following the closing of the Private Placement. Any unexercised portion will lapse at the end of that period. If both Options are exercised in full, the Company will receive additional gross proceeds of US$636,000.

Each Purchaser agreed not to sell, transfer, pledge or hedge the Class B Ordinary Shares purchased in the Private Placement, or any Option Shares it acquires, until the 180th day after the closing of the Private Placement. Customary exceptions apply, including transfers to affiliates that agree to be bound by the lock-up.

The Company granted each Purchaser certain resale registration rights. After the lock-up period expires and upon a Purchaser’s written request, the Company will use commercially reasonable efforts to file, within 30 days, a registration statement on Form F-3 (or another available form) registering the resale of the Class B Ordinary Shares and Option Shares held by that Purchaser. Each Purchaser may make no more than two such requests.

The Company intends to use the net proceeds from the Private Placement, and from any exercise of the Options, for working capital and general corporate purposes.

The Class B Ordinary Shares sold in the Private Placement, the Options and the Option Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). They were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act. They may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This report does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

The foregoing description of the Purchase Agreements is a summary and does not purport to be complete. It is qualified in its entirety by reference to the full text of the form of share purchase agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of CBL International Limited on Form F-3 (File No. 333-284228), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
10.1#	Form of the share purchase agreement between CBL International Limited and the purchaser, dated as of October 23, 2026

# Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

Date: October 23, 2026	By:	/s/ Teck Lim Chia
Teck Lim Chia
Chief Executive Officer

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